Exhibit 4.1

Description of Daily Journal Corporation Common Stock

The following is a description of the rights of the Common Stock and related provisions of Daily Journal Corporation’s Articles of Incorporation (the “Articles”) and Amended and Restated Bylaws, as amended (the “Bylaws”) and applicable South Carolina law. This description is qualified in its entirety by, and should be read in conjunction with, the Articles, Bylaws and applicable South Carolina law.

Authorized Capital Stock

The Company’s authorized capital stock consists of 5,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock. There are currently 1,380,746 shares of Common Stock outstanding, and no shares of Preferred Stock outstanding.

Common Stock

Fully Paid and Nonassessable. All of the outstanding shares of the Company’s Common Stock are fully paid and nonassessable.

Voting Rights. The holders of shares of Common Stock are entitled to one vote per share on all matters to be voted on by such holders. Holders of shares of Common Stock are entitled to cumulative voting rights in any election of directors under South Carolina law.

Dividends. The holders of shares of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Company’s Board of Directors in its discretion from funds legally available therefor.

Right to Receive Liquidation Distributions. Upon liquidation, dissolution or winding-up, the holders of shares of Common Stock are entitled to receive pro rata all assets remaining available for distribution to holders of such shares.

No Preemptive or Similar Rights. Common Stock has no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares of Common Stock.

Certain Provisions of the Articles, Bylaws and South Carolina Law

The Articles provide that the Board of Directors is authorized to issue shares of Preferred Stock and, in its unrestricted discretion, to determine and alter the rights, preferences, privileges and restrictions of such shares of Preferred Stock, to the extent permitted by law.

Certain provisions of the Bylaws may delay or discourage transactions involving an actual or potential change in control of the Company, including transactions in which shareholders might otherwise receive a premium for their shares or transactions they deem to be in their best interests. Among other things, the Bylaws:

•     provide that a vacancy on the Company’s Board of Directors may be filled by a person selected either by the shareholders or by a majority of the remaining directors then in office;

•     provide that shareholders seeking to nominate candidates for election as directors at a meeting of shareholders must provide notice in writing in a timely manner; and

•     provide that actions by written consent of the shareholders must be unanimous.

In addition, as a South Carolina corporation, the Company is subject to the provisions of Sections 35-2-101 through 35-2-226 of the South Carolina Code of Laws, which place certain limits on those acquiring significant portions of a corporation’s voting stock, and restrict business combinations with interested shareholders.

Listing

The Company’s Common Stock is listed on The NASDAQ Stock Market under the trading symbol “DJCO.”